Exhibit 99.17

EXPENSES

The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the “Issuer”) in connection with the issuance and sale of the of the 1.650% Global Notes Series QR due March 3, 2022 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	U.S.$	50,350

Printing and engraving fees and expenses		6,000

Legal fees and expenses		50,000

Fiscal Agent and registrar fees and expenses		32,000

Rating fees and expenses		10,000

	U.S.$	148,350